Exhibit 99.1

NEWS RELEASE

Penn West Exploration confirms filing

of its 2011 year end documents

Calgary, March 16, 2011 (TSX - PWT; NYSE - PWE) Penn West Petroleum Ltd. (“Penn West Exploration”) announces that it has filed with Canadian securities regulatory authorities its audited consolidated financial statements and accompanying notes for the year ended December 31, 2011 and related Management’s Discussion and Analysis. Penn West Exploration has also filed its Annual Information Form for the year ended December 31, 2011, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Penn West Exploration has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission.

Copies of these documents may be obtained electronically via www.sedar.com or through Penn West’s website at www.pennwest.com. Copies of the Form 40-F will be made available shortly on www.sec.gov/edgar.shtml. Hard copies of Penn West’s audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

Penn West Exploration common shares are listed on the Toronto Stock Exchange under the symbols PWT and Penn West Exploration common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & CEO Phone: 403-218-8939 E-mail: murray.nunns @pennwest.com

Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com